22003619

SEC Mail Processing Section
MAR 21 2022
Washington DC
413

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-30977

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FIRST SECURITIES NORTHWEST, INC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18824 SE MILDRED STREET
(No. and Street)

MILWAUKIE (City) OREGON (State) 97267 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

BEN JOHNSON (Name) (503) 723-4404 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DUANE LIEBSWAGER, CPA,PC
(Name – if individual, state last, first, and middle name)

(Address) (City) (State) (Zip Code)
15405 SW 116TH AVENUE, STE 112 KING CITY, OREGON 97224

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, BEN JOHNSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FIRST SECURITIES NORTHWEST, INC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

QUYEN HOANG
Notary Public
State of Washington
Commission # 105907
My Comm. Expires Jan 3, 2025

Signature: [signature] 3/17/22

Title:
PRESIDENT

[signature] 3/17/22
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC [70]

ADDRESS

Number and Street		City		State		Zip Code	
15405 SW 116TH AVENUE, SUITE 112	71	PORTLAND	72	OREGON	73	97224	74

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors
First Securities Northwest, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of First Securities Northwest, Inc. as of December 31, 2021, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Securities Northwest, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of First Securities Northwest, Inc.'s management. My responsibility is to express an opinion of First Securities Northwest, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to First Securities Northwest, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental schedule of computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of First Securities Northwest, Inc.'s financial statements. The supplemental information is the responsibility of First Securities Northwest, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming my opinion on the supplementary information, I evaluated whether the schedule of computation of net capital, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In my opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Duane Liebswager

Duane Liebswager, C.P.A., PC
Certified Public Accountant

I have served as First Securities Northwest, Inc.'s auditor since 2009.

Portland, Oregon

March 15, 2022

FINANCIAL STATEMENTS

FIRST SECURITIES NORTHWEST, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

	2021
ASSETS	
Cash	$17,802
Receivables from broker dealers	8,943
Deposits with clearing organizations	50,048
Furniture, equipment at cost – net of accumulated depreciation of $48,192	0
Prepaid expenses	3,452
Deferred tax asset	129,194
TOTAL ASSETS	$209,439

LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$13,961
Payable, inventory positions at clearing corporation	0
Total Liabilities	13,961
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized and issued	11,500
Additional paid-in capital	582,280
Retained earnings (deficit)	(398,302)
Total Stockholder's Equity	195,478
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$209,439

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2021

	2021
REVENUES	
Commissions	$163,316
Net dealer inventory and investment gains (losses)	0
Sale of investment company shares	742
Interest	0
Total Revenue	164,058
EXPENSES	
Contract broker expense	69,859
Employee compensation and taxes	48,135
Commissions and floor brokerage	8,168
Regulatory fees and assessments	7,906
Communications	4,782
Occupancy and equipment rents	9,900
Professional fees	92,575
Other expenses	15,710
Depreciation	0
Total expenses	257,035
(LOSS) BEFORE TAXES	(92,977)
INCOME TAXES	24,578
NET (LOSS)	$(68,399)

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2021

Common Stock	Shares	Amounts	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2019	1,000	$11,500	$512,280	($329,903)	$193,877
Paid-In Capital			70,000		70,000
Net (loss) for the year				(68,399)	(68,399)
Balance at December 31, 2020	1,000	$11,500	$582,280	($398,302)	$195,478

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

	2021
CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$(68,399)
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred tax expense	(24,578)
Change in operating assets and liabilities	
Receivables from broker dealers	11,617
Deposit with clearing organization	0
Prepaid expenses	4,539
Accounts payable and accrued liabilities	1,428
Net cash and cash equivalents provided by operating activities	(75,393)
CASH FLOWS FROM FINANCING ACTIVITIES	
Paid in Capital	$70,000
Net cash and cash equivalents provided by financing activities	70,000
Cash and cash equivalents at beginning of year	23,195
Cash and cash equivalents at end of year	$17,802

Disclosure of accounting policy:
For purpose of the statement of cash flows, the Company considers cash on hand and cash in bank to be equivalents.

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review – Management has evaluated subsequent events through March 15, 2022, the date on which the financial statements were available to be issued.

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Hilltop Securities. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Significant Judgements
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date. The Company believes that the performance obligation is satisfied on the settlement date because that is when the risks and rewards of ownership of the securities have been finalized.

FIRST SECURITIES NORTHWEST, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Sale of investment company shares. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Any fixed amounts are recognized on the trade date and variable are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

2. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

3. Income Taxes

Effective January 1996, the Company elected to be taxed as a "C" Corporation. Deferred tax asset is recognized for operating losses that are available to offset future federal and state income taxes.

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2018, generally for three years after they were filed.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

5. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to seven years. Depreciation expense amounted to $0.00 for calendar year ending December 31, 2021.

NOTE B – LEASES

The Company is currently on a month-to-month lease for its current location with a thirty-day written notice to terminate.

Lease expense amounted to $9,900 for the calendar year ending December 31, 2021.

NOTE C – COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 1,000 shares of no-par value common stock, all of which are outstanding at December 31, 2021.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transactions at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined the rule. At December 31, 2021, the Company's net capital and required net capital, as defined, were $62,832 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was 0.222 to 1.

FIRST SECURITIES NORTHWEST, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE E – INCOME TAXES

Components

The provisions for income taxes consist of the following components:

Current	$0
Deferred	(9,098)
	$(9,098)

The Company has a Federal net operating loss carryforward of $440,230 and a state loss carryforward of $546,547 that may be offset against future taxable income. If not used, the carryforwards will begin to expire in the year 2032. The tax rates used to calculate the deferred tax asset were 21% for federal and 6.6% for the state.

NOTE F – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2021 the Company's uninsured cash balance was $0.00.

NOTE G – UNCERTAINTIES AND CONTINGENCIES

The Company has a concentration in commission revenue from two accounts for 2021. The larger of these two clients is no longer with the Company and their departure may have a material impact on gross revenue.

NOTE H – CORONAVIRUS 2019 (COVID-19)

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which was declared a pandemic by the World Health Organization in March 2021. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. Possible effects include but are not limited to, disruption to the Company's customers and revenue.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

FIRST SECURITIES NORTHWEST, INC.

SCHEDULE 1 – COMPUTATION OF NET CAPITAL

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Year Ended December 31, 2021

	2021
Stockholder's equity from statement of financial conditions	$195,478
Deduct equity not allowable for net capital	0
Stockholder's equity qualified for net capital	195,478
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses & deferred tax asset	(132,646)
Net capital before haircuts	62,832
Haircut on other securities	0
Net capital	$62,832
Computation of net capital requirement	
Minimum net capital required	$931
Minimum dollar net capital requirement	$5,000
Excess net capital	$57,832
Aggregate Indebtedness	
Item included from statement of financial conditions:	
Accounts payable and accrued liabilities	$13,961
Total aggregate indebtedness	$13,961
Ratio: Aggregate indebtedness to net capital	0.222 to 1

FIRST SECURITIES NORTHWEST, INC.

SCHEDULE 2 – RECONCILIATION OF COMPUTATION OF NET CAPITAL

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Year Ended December 31, 2021

	2021
NET CAPITAL	
Net capital as of December 31, per unaudited report filed by respondent	$62,832
Adjustments	0
Rounding	0
Net capital at December 31, as adjusted	$62,832
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$13,961
Adjustments	0
Rounding	0
Total aggregate indebtedness as of December 31, as adjusted	$13,961

Duane Liebswager CPA, PC
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224
Duane G. Liebswager

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Securities Northwest, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) First Securities Northwest, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which First Securities Northwest, Inc. claimed an exemption from 17 C.F.R §240.15c3-3(2)(ii) (exemption provisions) and (2) First Securities Northwest Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. First Securities Northwest, Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about First Securities Northwest Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Paragraph (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Portland, Oregon

Duane Liebswager

Duane Liebswager, C.P.A., PC

March 15, 2022

2021 Exemption Report

SEC Rule 15C3-3

First Securities Northwest(FSNW), during calendar year 2021 claimed an exemption to SEC Rule 15C3-3. FSNW met the following criteria, without exception, for the entire year 2021 under section (k)(2)(ii) of the rule:

FSNW is not a clearing firm. Carries no margin accounts, promptly transmits all customer funds, does not receive customer securities, does not otherwise hold funds or securities for, or owe money to customers and effectuates all financial transactions between the broker/dealer and its customers through Hilltop Securities Inc.

The internal control over compliance of the broker or dealer was effective during the most recent fiscal year.

The internal control over compliance of the broker or dealer was effective as of the end of the year.

The broker or dealer was in compliance with 17 C.F.R.240.15c3-1(the net capital rule) and 240.15c3-3(e) (the reserve requirements rule) as of the end of the most recent fiscal year; and

The information the broker or dealer used to state whether it was in compliance with the net capital rule and reserve requirements rule was derived from the books and records of the broker or dealer.

I certify that the above statement is true and accurate to the best of my knowledge.

President/Principal

FIRST SECURITIES NORTHWEST, INC.
Annual Audited Report
December 31, 2021

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 SW 116TH AVENUE
SUITE 112
KING CITY, OREGON 97224
503/624-0940